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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

TTR TECHNOLOGIES, INC.
(Name of Issuer)

 COMMON STOCK
(Title of Class of Securities)

 87305 U102

(CUSIP Number)

 Eric Roth, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

 December 19, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87305U102	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. JDS Capital, L.P. I.R.S. Identification Nos. of above persons (entities only) 13-4189233

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. 87305U102	13D	Page 3 of 6 Pages

1.	Names of Reporting Persons JDS Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only) 13-3918633

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

CUSIP No. 87305U102	13D	Page 4 of 6 Pages

1.	Names of Reporting Persons. Joseph D. Samberg I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN

Item 1. Security and Issuer

        This Amendment No. 3 to Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of TTR Technologies, Inc., a Delaware corporation, the principal executive offices of which are located at 2 HaNagar Street, Kfar Saba, Israel. The Reporting Persons (as defined below) hereby amend their statement on Schedule 13D relating to the shares of Common Stock as set forth below.

        The Schedule 13D filed by the Reporting Persons (as defined below) and certain other parties on April 30, 2002, as previously amended (the "Schedule 13D") is hereby amended to furnish the additional information set forth herein.

Item 5. Interest in Securities of the Issuer

        (a)   As of the date hereof, JDS Capital, L.P., JDS Capital Management, LLC (as the general partner of JDS Capital, L.P.) and Joseph D. Samberg (as the managing member of JDS Capital Management, LLC) are deemed to beneficially own, in the aggregate, no shares of Common Stock.

        (c)   The following table sets forth all transactions with respect to the shares of Common Stock effected since the most recent filing on Schedule 13D by any of the Reporting Persons. The transaction described below was effected in the open market.

NAME	DATE	NUMBER OF SHARES SOLD	PRICE PER SHARE
JDS Capital, L.P.	12/19/03	3,045,800	$0.16

        (e)   As of December 19, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Page 5 of 6 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2003

JDS CAPITAL, L.P.
By:	JDS Capital Management, LLC, its general partner
By:	/s/ JOSEPH D. SAMBERG Name: Joseph D. Samberg Title: Managing Member
JDS CAPITAL MANAGEMENT, LLC
By:	/s/ JOSEPH D. SAMBERG Name: Joseph D. Samberg Title: Managing Member
/s/ JOSEPH D. SAMBERG Joseph D. Samberg

Page 6 of 6 pages

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